
SEC MAIL PROCESSING
RECEIVED
AUG 1 5 2002
WASH. D.C. 155 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


02051442

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

29 July 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Pty Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Lihir Gold Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
ARBN 069 803 998	✓		30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$US'000
Revenues from ordinary activities *(item 1.1)*	Down	6.1%	to	109,130
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	Down	80.0%	to	4,232
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*				0
Net profit (loss) for the period attributable to members *(item 1.11)*	Down	80.0%	to	4,232

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only- item 15.6)*	0 ¢	0 ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	0 ¢	0 ¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

Not Applicable

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

* See Appendix 1.		Current period - $US'000	Previous corresponding period - $US'000
1.1	Revenues from ordinary activities *(see items 1.23 –1.25)*	109,130	116,201
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(86,905)	(92,205)
1.3	Borrowing costs	(1,567)	(2,994)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	0	0
1.5	**Profit (loss) from ordinary activities before tax**	**20,658**	**21,002**
1.6	Income tax on ordinary activities *(see note 4)* *	(16,426)	0
1.7	**Profit (loss) from ordinary activities after tax**	**4,232**	**21,002**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	0	0
1.9	**Net profit (loss)**	**4,232**	**21,002**
1.10	Net profit (loss) attributable to outside +equity interests	0	0
1.11	**Net profit (loss) for the period attributable to members**	**4,232**	**21,002**
Non-owner transaction changes in equity			
** See Appendix 2.			
1.12	Increase (decrease) in revaluation reserves **	(88,010)	93,464
1.13	Net exchange differences recognised in equity	0	0
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
	Initial adjustments from UIG transitional	0	0
1.15	provisions	0	0
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(88,010)	93,464
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(88,010)**	**93,464**

Earnings per security (EPS)		Current period $US cents / share	Previous corresponding Period $US cents / share
1.18	Basic EPS	0.4	1.8
1.19	Diluted EPS	0.4	1.8

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $US'000	Previous corresponding period - $US'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	4,232	21,002
1.21	Less (plus) outside +equity interests	0	0
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**4,232**	**21,002**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $US'000	Previous corresponding period - $US'000
1.23	Revenue from sales or services		
	Gold sales at spot	90,320	90,222
	Hedge premium	5,871	12,716
	Gold lease rate fees	1,252	(158)
	Revaluation of financial instruments	5,836	(455)
	Deferred hedging income	7,945	16,036
	Deferred hedging costs	(2,094)	(2,160)
	Total sales revenue	**109,130**	**116,201**
1.24	Interest revenue	336	1,133
1.25	Other relevant revenue	0	0

+ See chapter 19 for defined terms.

1.26	Details of relevant expenses		
	Operating expenses		
	Mining expenses	(35,267)	(31,966)
	Processing costs	(15,128)	(14,131)
	Power generation costs	(11,401)	(11,668)
	General and administrative costs	(15,074)	(10,289)
	Refining, royalty and management fees	(3,917)	(4,070)
	Costs deferred and transferred to inventories	10,052	1,002
	Low grade stockpile impairment	(2,681)	(3,708)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(13,489)	(17,426)
	Operating profit / (loss)	**22,561**	**25,078**
	Financing costs	(1,903)	(4,076)
	Profit / (loss) from ordinary activities before taxation	**20,658**	**21,002**
	Income tax	(16,426)	0
	Profit / loss from ordinary activities after taxation	**4,232**	**21,002**
Capitalised outlays			
1.28	Interest costs capitalised in asset values	0	0
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	0	0

Consolidated retained profits

		Current period - $US'000	Previous corresponding period - $US'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(431,190)	(490,366)
1.31	Net profit (loss) attributable to members (*item 1.11*)	4,232	21,002
1.32	Net transfers from (to) reserves *(details if material)*	0	0
1.33	Net effect of changes in accounting policies	0	0
1.34	Dividends and other equity distributions paid or payable	0	0
1.35	**Retained profits (accumulated losses) at end of financial period**	**(426,958)**	**(469,364)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $US'000 (a)	Related tax $US'000 (b)	Related outside +equity interests $US'000 (c)	Amount (after tax) attributable to members $US'000 (d)
2.1	Amortisation of goodwill	0	0	0	0
2.2	Amortisation of other intangibles	0	0	0	0
2.3	**Total amortisation of intangibles**	0	0	0	0
2.4	Extraordinary items (details)	0	0	0	0
2.5	**Total extraordinary items**	**0**	**0**	**0**	**0**

Comparison of half year profits

(Preliminary final report only)

		Current year - $US'000	Previous year - $US'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $US'000	As shown in last annual report $US'000	As in last half yearly report $US'000
	Current assets			
4.1	Cash	37,988	37,915	35,340
4.2	Receivables	6,860	15,583	19,699
4.3	Investments	0	0	0
4.4	Inventories	39,973	32,843	37,603
4.5	Tax assets	0	0	0
4.6.1	Financial Instruments	9,590	30,633	27,394
4.6.2	Deferred waste	2,605	862	2,609
4.7	**Total current assets**	**97,016**	**117,836**	**122,645**
	Non-current assets			
4.8	Receivables	864	1,180	1,434
4.9	Investments (equity accounted)	0	0	0
4.10	Other investments	0	0	0
4.11	Inventories	0	0	0
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	0	0	0
4.13	Development properties (+mining entities)	13,326	21,436	17,379
4.14	Other property, plant and equipment (net)	402,086	396,394	388,937
4.15	Intangibles (net)	0	0	0
4.16	Tax assets	0	0	0
4.17.1	Deferred waste	15,288	16,440	11,870
4.17.2	Financial instruments	2,305	31,969	39,543
4.18	**Total non-current assets**	**433,869**	**467,419**	**459,163**
4.19	**Total assets**	**530,885**	**585,255**	**581,808**
	Current liabilities			
4.20	Payables	15,824	26,612	20,537
4.21	Interest bearing liabilities	3,642	3,775	3,775
4.22	Tax liabilities	0	0	0
4.23	Provisions exc. tax liabilities	2,443	2,927	3,022
4.24	Financial instruments	2,203	0	0
4.25	**Total current liabilities**	**24,112**	**33,314**	**27,334**
	Non-current liabilities			
4.26	Payables	0	0	0
4.27	Interest bearing liabilities	38,803	40,558	42,445
4.28	Tax liabilities	0	0	0
4.29	Provisions exc. tax liabilities	12,814	12,289	10,911
4.30	Financial instruments	42,686	2,846	3,196
4.31	**Total non-current liabilities**	**94,303**	**55,693**	**56,552**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**118,415**	**89,007**	**83,886**
4.33	**Net assets**	**412,470**	**496,248**	**497,922**

	Equity			
4.34	Capital/contributed equity	873,822	873,822	873,822
4.35	Reserves	(34,394)	53,616	93,464
4.36	Retained profits (accumulated losses)	(426,958)	(431,190)	(469,364)
4.37	**Equity attributable to members of the parent entity**	**412,470**	**496,248**	**497,922**
4.38	Outside +equity interests in controlled entities	0	0	0
4.39	**Total equity**	**412,470**	**496,248**	**497,922**

4.40	Preference capital included as part of 4.37	**0**	**0**	**0**

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $US'000	Previous corresponding period - $US'000
5.1	Opening balance	0	0
5.2	Expenditure incurred during current period	0	0
5.3	Expenditure written off during current period	0	0
5.4	Acquisitions, disposals, revaluation increments, etc.	0	0
5.5	Expenditure transferred to Development Properties	0	0
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**0**	**0**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $US'000	Previous corresponding period - $US'000
6.1	Opening balance	21,436	9,274
6.2	Expenditure incurred during current period	10,770	12,709
6.3	Expenditure transferred from exploration and evaluation	0	0

+ See chapter 19 for defined terms.

6.4	Expenditure written off during current period	0	0
6.5	Acquisitions, disposals, revaluation increments, etc.	0	0
6.6	Expenditure transferred to mine properties	(18,880)	(4,604)
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**13,326**	**17,379**

Condensed consolidated statement of cash flows

		Current period $US'000	Previous corresponding period - $US'000
	Cash flows related to operating activities		
7.1	Receipts from customers	97,444	112,877
7.2	Payments to suppliers a nd employees	(83,419)	(77,181)
7.3	Dividends received from associates	0	0
7.4	Other dividends received	0	0
7.5	Interest and other items of similar nature received	336	1,133
7.6	Interest and other costs of finance paid	(1,636)	(3,893)
7.7	Income taxes paid	0	0
7.8	Other (provide details if material)	0	0
7.9	**Net operating cash flows**	**12,725**	**32,936**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(10,770)	(12,709)
7.11	Proceeds from sale of property, plant and equipment	4	261
7.12	Payment for purchases of equity investments	0	0
7.13	Proceeds from sale of equity investments	0	0
7.14	Loans to other entities	0	0
7.15	Loans repaid by other entities	0	0
7.16	Other (provide details if material)	0	0
7.17	**Net investing cash flows**	**(10,766)**	**(11,867)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	0	0
7.19	Proceeds from borrowings	0	0
7.20	Repayment of borrowings	(1,887)	(26,552)
7.21	Dividends paid	0	0
7.22	Other (provide details if material)	0	0
7.23	**Net financing cash flows**	**(1,887)**	**(26,552)**
7.24	**Net increase (decrease) in cash held**	72	(5,483)

+ See chapter 19 for defined terms.

7.25	Cash at beginning of period *(see Reconciliation of cash)*	37,916	40,823
7.26	Exchange rate adjustments to item 7.25.	0	0
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**37,988**	**35,340**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Nil.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $US'000	Previous corresponding period - $US'000
8.1	Cash on hand and at bank	27,502	20,695
8.2	Deposits at call	10,486	14,645
8.3	Bank overdraft	0	0
8.4	Other (provide details)	0	0
8.5	**Total cash at end of period** *(item 7.27)*	**37,988**	**35,340**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	18.9%	18.0%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	1.0%	4.2%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10.1 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period $US cents / share	Previous corresponding period $US cents / share
(a) Basic EPS	0.4	1.8
(b) Diluted EPS (if materially different from (a))	0.4	1.8
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	1,142,334,215	1,142,334,215

NTA backing

(see note 7)

	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	N/A	N/A

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Not Applicable

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not applicable.
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$ 0
13.3	Date from which such profit has been calculated	Not applicable
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ 0

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Not applicable
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$0
14.3	Date to which the profit (loss) in item 14.2 has been calculated	Not applicable
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$0
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$0

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Not applicable
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	Not applicable
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Not applicable

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	0 ¢	0 ¢	0 ¢
15.7	Previous year	0 ¢	0 ¢	0 ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $US'000	Previous corresponding period - $US'000
15.10	+Ordinary securities *(each class separately)*	0 ¢	0 ¢
15.11	Preference +securities *(each class separately)*	0 ¢	0 ¢
15.12	Other equity instruments *(each class separately)*	0 ¢	0 ¢
15.13	**Total**	0 ¢	0 ¢

The +dividend or distribution plans shown below are in operation.

Not applicable

The last date(s) for receipt of election notices for the +dividend or distribution plans

Not applicable

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Not applicable

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $US'000	Previous corresponding period - $US'000
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities	N/A	N/A
16.3 Profit (loss) from ordinary activities after tax	N/A	N/A
16.4 Extraordinary items net of tax	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $US'000	Previous corresponding period - $US'000
17.1 Equity accounted associates and joint venture entities	N/A	N/A	N/A	N/A
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	0	0	N/A	N/A
18.2	Changes during current period (a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	1,142,334,215	1,142,334,215		
18.4	Changes during current period (a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks	N/A	N/A	N/A	N/A
18.5	**+Convertible debt securities** *(description and conversion factor)*	0	0	0	0
18.6	Changes during current period (a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period	0	0	N/A	N/A
18.9	Exercised during current period	0	0	N/A	N/A
18.10	Expired during current period	0	0	N/A	N/A
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues	0	0		
	(b) Decreases through securities matured, converted	0	0		

+ See chapter 19 for defined terms.

18.13	**Unsecure d notes** *(description)*		
18.14	Changes during current period		
	(a) Increases through issues	0	0
	(b) Decreases through securities matured, converted	0	0

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no com ments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

+ See chapter 19 for defined terms.

Gold production was 301,299oz for the half year.

Net profit for the half year included revenue of $US5.84M. The hedge effectiveness provisions of IAS39 require that the ineffective portion of the hedge be passed through the Profit Loss. In locking in the gold price for future production, Lihir has elected to retain some floating rate exposure to lease rates by way of gold lease rate swaps. The $US5.84M item of revenue has primarily arisen due to gold lease rates falling to historically low levels during the half year.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 30 June 2002, shareholders equity included a financial instrument revaluation reserve of negative $US34.39M.

In accordance with IAS12 a Deferred Tax Asset of US$16.4M was recognised on the 31 December 2001, being to the extent of a Deferred Tax Liability arising from the hedgebook valuation being US$59.8M in-the-money. With the hedgebook valuation moving out-of-the-money at 30 June 2002, this Deferred Tax Liability was effectively eliminated. As the Group does not consider the realisation of the resultant tax benefit is probable (ie through offset against future taxable profits), no Deferred Tax Asset was recognised. On the same basis, the Deferred Tax Asset previously raised on the 31 December 2001 was removed from the Balance Sheet, giving rise to a tax charge of US$16.4M. This tax charge is non-cash and merely offsets the non-cash tax benefit of US$16.4M previously recognised on the 31 December 2001.

Having reviewed the ke y parameters for determination of "value in use" of the economic entity, the directors have resolved that there is no further impairment recognition or reversal required.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Nil.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Nil

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Management fee	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable
Date	Not applicable
Time	Not applicable
Approximate date the +annual report will be available	Not applicable

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	International Accounting Standards

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

+ See chapter 19 for defined terms.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: .29 July 2002...........................
(Company Secretary)

Print name: ......Rodney Antal...

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidatedstatement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year

+ See chapter 19 for defined terms.

to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting,* or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Appendix 1:

1.6 Reconciliation of Income Tax Expense:	$US '000
Profit / (loss) for the year	**20,658**
Prima facie income tax charge / (benefit) @ 30%	**6,198**
Tax effect of exempt and non-deductible items	
- non-deductible superannuation	1
- non-deductible rehabilitation	100
- tax loss / provision against subsidiary not recognised	123
- deferred hedging income	(2,384)
- deferred tax assets not recognised / (recognised)	12,388
Income tax charge / (benefit)	**16,426**

Appendix 2:

1.12 The decrease in revaluation reserves is reconciled as follows:

Financial instrument revaluation reserve	**$US '000**
Position as at 31 December 2001:	
Financial instruments recognised in equity	54.7
Deferred hedging income recognised in equity	19.4
Deferred hedging costs recognised in equity	(4.1)
Provision for Deferred Tax Liability recognised in equity	(16.4)
Revaluation Reserve as at 31 December 2001	**53.6**
Movement in fair value of hedging instruments	(92.7)
Reversal of tax liability recognised at 31-Dec-01	16.4
Transfer of realised portion of fair value to income statement	(5.9)
Realisation of deferred hedging income	(7.9)
Realisation of deferred hedging costs	2.1
Net YTD movement	**(88.0)**
Revaluation Reserve as at 30 June 2002	**34.4**

+ See chapter 19 for defined terms.

LIHIR GOLD LIMITED

Industry Segments	Gold Industry Current Period	Gold Industry Previous Corresponding Period As Restated	Consolidated Current Period	Consolidated Previous Corresponding Period As Restated
Operating Revenue				
Sales to customers outside the group	109,130	116,201	109,130	116,201
Intersegment sales	-	-	-	-
Unallocated revenue	336	1,133	336	1,133
Total revenue	109,130	117,344	109,130	117,344
Segment result	4,232	21,002	4,232	21,002
Unallocated expenses				
Group operating profit (before equity accounting)			4,232	21,002
Segment assets	530,885	581,808	530,885	581,808
Unallocated assets				
Total assets	530,885	581,808	530,885	581,808

Geographical Segments	Papua New Guinea Current Period	Papua New Guinea Previous Corresponding Period	Australia Current Period	Australia Previous Corresponding Period	Eliminations Current Period	Eliminations Previous Corresponding Period	Consolidated Current Period	Consolidated Previous Corresponding Period
Operating Revenue								
Sales to customers outside the group	109,130	116,201					109,130	116,201
Intersegment sales	-	-					-	-
Unallocated revenue	336	1,133					336	1,133
Total revenue	109,130	117,344					109,130	117,344
Segment results	4,232	21,002					4,232	21,002
Unallocated expenses								
Group operating profit (before equity accounting)							4,232	21,002
Segment assets	530,885	581,808					530,885	581,808
Unallocated assets								
Total assets	530,885	581,808					530,885	581,808

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Website: www.pwc.com.pg
Telephone (675) 321 1500
Facsimile (675) 321 1428

Independent review report to the members of Lihir Gold Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the attached Appendix 4B (financial report) is not presented in accordance with International Accounting Standard IAS 34: Interim Financial Reporting and Australian Stock Exchange (ASX) Listing Rules relating to half-yearly financial reports, including giving a true and fair view of the financial position of the Lihir Gold Limited Group as at 30 June 2002 and of its results and cash flows for the half-year ended on that date.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the interim condensed financial information for the half-year ended 30 June 2002 as set out in the group's Appendix 4B release to the ASX is the responsibility of the directors of Lihir Gold Limited. It includes the financial report for the Lihir Gold Limited Group (the Group), which incorporates Lihir Gold Limited (the Company) and the entities it controlled during the half-year ended 30 June 2002.

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the ASX. Our role was to conduct the review in accordance with International Standards on Auditing applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with IAS 34: Interim Financial Reporting, other generally accepted accounting practice in Papua New Guinea and ASX Listing Rules relating to half yearly financial reports.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Papua New Guinea Institute of Accountants and the Companies Act 1997.

In addition to our statutory audit and half-year review work, we were engaged to undertake taxation services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

PricewaterhouseCoopers
Registered under the Accountants Act 1996

Port Moresby 24 July, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: ____________________
Name: Rod Antal
Title: Company Secretary